UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)*
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

(Name of Issuer)
National Telephone Company of Venezuela (CANTV)

(English Translation of Issuer Name)
Class D Common Shares, Nominal Value Bs. 36.90182224915 Per Share
American Depositary Shares Each Representing Seven (7) Class D Shares

(Title of Class of Securities)
P3055Q103 (Class D Shares)
204421101 (ADSs)

(CUSIP Number)
Valarie A. Hing Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 30, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS The Bolivarian Republic of Venezuela I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Venezuela

	7	SOLE VOTING POWER

NUMBER OF		Class D Shares: None ADSs: None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Class D Shares: None ADSs: None

WITH	10	SHARED DISPOSITIVE POWER

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class D Shares: None ADSs: None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Government)

Amendment No. 5 to Schedule 13D
     This is the fifth amendment (“Amendment No. 5”) to the Statement on Schedule 13D originally filed by the Bolivarian Republic of Venezuela (the “Republic”) on February 12, 2007, and amended on May 8, 2007, May 15, 2007, April 1, 2008, and April 9, 2008, relating to the Class D Common Shares, nominal value Bs. 36.90182224915 per share (the “Class D Shares”), and American Depositary Shares, each representing seven Class D Shares (“ADSs”), of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (the “Issuer”).
     Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the “Schedule 13D”).
     The Schedule 13D is hereby amended as follows:
Item 4. Purpose of Transaction
     The information in Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:
          At an extraordinary shareholders’ meeting on May 21, 2007, the Issuer’s shareholders approved an amendment of the Issuer’s By-laws providing that all Class D Shares acquired by the Republic or entities wholly-owned by the Republic will automatically convert into an equal number of the Issuer’s Class B Common Shares, nominal value Bs. 36.90182224915 per share (“Class B Shares”), when acquired. Pursuant to the By-laws, Class B Shares may be held only by the Republic or entities wholly-owned by the Republic. As a result, all Class D Shares then held by the Republic, as previously reported on the Schedule 13D and amendments thereto previously filed by the Republic, were required to be converted to Class B Shares. The conversion was registered on the books of the Issuer as of June 26, 2008. As a result, the Republic no longer beneficially owns any Class D Shares or ADSs.
     As previously reported by the Republic, however, as a result of the Republic’s acquisition of ADSs from Renaissance Technologies LLC on April 4, 2008, Venezuelan law requires the Republic to offer to purchase any and all of the other outstanding ADSs and Class D Shares of the Issuer not already owned by the Republic on the date the offers commence (i) at a price, payable in U.S. dollars, of US$11.27 per ADS for ADSs, and (ii) at a price, payable in Bolivars, of the equivalent of US$1.61 per share, calculated at the official exchange rate in the Republic for the sale of U.S. dollars by the Venezuelan Central Bank, Banco Central de Venezuela, in effect on the date of the settlement of the offer in a special session on the Caracas Stock Exchange, for shares that are not represented by ADSs (being the US$11.27 per ADS price divided by seven to reflect that each ADS represents seven shares). It is contemplated that holders of the Issuer’s Class C Shares will be able to participate in the offer by converting their Class C Shares into Class D Shares in accordance with the procedure established in the Issuer’s By-laws. The Republic is continuing to consider an appropriate structure for the transaction, and will continue to make available updated information as it becomes available.
     The Republic has not yet commenced the offer referred to above. In connection with its commencement, the Republic will distribute such materials and make such filings with the SEC as may be required pursuant to applicable securities laws. Security holders are strongly encouraged to read the information contained in these materials when they become available because they will contain important information about the transaction. If the materials are required to be filed with the SEC, security holders will be able to obtain free copies of these filings on the SEC’s website at http://www.sec.gov.
Item 5. Interest in Securities of the Issuer
     The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)	The Republic does not beneficially own any Class D Shares or ADSs.

(b)	Not applicable.

(c)	The disclosure set forth in Item 4 hereof is incorporated by reference herein.

(d)	Not applicable.

(e)	As of June 26, 2008, the Republic ceased to be the beneficial owner of any Class D Shares or ADSs.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: June 30, 2008

THE BOLIVARIAN REPUBLIC OF VENEZUELA

/s/	Socorro Hernández

By:	Socorro Hernández
Title:	Minister of the Popular Power for Telecommunications and Information Technology of the Bolivarian Republic of Venezuela